Exhibit 21.1

Art’s-Way Manufacturing Co., Inc. and Subsidiaries

As of November 30, 2013

Company	Jurisdiction of Formation

Art’s Way Manufacturing International LTD	Canada
Art’s-Way Scientific, Inc.	Iowa
Art’s-Way Vessels, Inc.	Iowa
Ohio Metal Working Products/Art’s Way, Inc.	Ohio
Universal Harvester by Art’s-Way, Inc.	Iowa